

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

<u>Via U.S. Mail and Facsimile to 8610-8809-1088</u>

Shengcheng Wang
Chairman and Chief Executive Officer
China Mass Media Corp.
6th Floor, Tower B
Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People's Republic of China

> **Re: China Mass Media Corp.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed August 31, 2010**
> **File No. 001-34132**

Dear Mr. Wang:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director